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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


         INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
               UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                            (Amendment No. ___)<1>



                    Univision Communications Inc.
                            (Name of Issuer)


                      Class A Common Stock
                    (Title of Class of Securities)


                           914906102
                        (CUSIP Number)




_______________________________
[FN]

<1>    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[FN]


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1       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        A. Jerrold Perenchio

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<1>

                                                        (a) [X]
                                                        (b) [ ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States Citizen


NUMBER OF         :
SHARES            :  5  SOLE VOTING POWER
BENEFICIALLY      :     21,921,837 Shares Class A Common Stock
OWNED BY          :  6  SHARED VOTING POWER
EACH              :                    0
REPORTING         :  7  SOLE DISPOSITIVE POWER
PERSON            :     21,480,402 Shares Class A Common Stock
WITH              :  8    SHARED DISPOSITIVE POWER
                                       0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,921,837 Shares Class A Common Stock

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES<1>

                                                          [  ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             65.1% of Class A Common Stock
             (see response to Item 4)

12      TYPE OF REPORTING PERSON<1>
                                                    IN




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1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Margaret Perenchio

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<1>
                                                    (a) [X]
                                                    (b)

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States Citizen


NUMBER OF         :
SHARES            :  5  SOLE VOTING POWER
BENEFICIALLY      :      0 Shares Class A Common Stock
OWNED BY          :  6  SHARED VOTING POWER
EACH              :                   0
REPORTING         :  7    SOLE DISPOSITIVE POWER
PERSON            :      441,435 Shares Class A Common Stock
WITH              :  8    SHARED DISPOSITIVE POWER
                                      0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,921,837 Shares Common Stock

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES<1>

                                                          [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          65.1% of Class A Common Stock (see response to Item 4)

12   TYPE OF REPORTING PERSON<1>
                                                          IN



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Item 1(a).           Name of Issuer:

                     Univision Communications Inc.


Item 1(b).           Address of Issuer's Principal Executive Offices:

                     1999 Avenue of the Stars, Suite 3050
                     Los Angeles, California 90067


Item 2(a).           Name of Persons Filing:
Item 2(b).           Address of Principal Business Office:
Item 2(c).           Citizenship:

                     A. Jerrold Perenchio
                     1999 Avenue of the Stars, Suite 3050
                     Los Angeles, California 90067
                     (United States Citizen)

                     Margaret Perenchio
                     1999 Avenue of the Stars, Suite 3050
                     Los Angeles, California 90067
                     (United States Citizen)


Item 2(d).           Title of Class of Securities:

                     Class A Common Stock<2>


Item 2(e).           CUSIP Number:

                     914906102


________________________________
[FN]
<2>     The securities that give rise to this reporting obligation are shares of Class P Common Stock, which are convertible into Class A Common Stock on a share for share basis (other than 100 shares of Class A Common Stock that Mr. Perenchio owns directly). Pursuant to Rule 13d-3(d)(1)(i), such shares of Class P Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed beneficially owned by the persons filing this report.
[FN]


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Item 3.              If this statement is filed pursuant to Rules
                     13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)       [ ]   Broker or Dealer registered under Section 15 of
                            the Act:

                                 Not applicable

           (b)       [ ]   Bank as defined in Section 3(a)(6) of the Act:

                                 Not applicable

           (c)       [ ]   Insurance Company as defined in Section
                              3(a)(19) of the Act:


                                    Not applicable

           (d)       [ ]   Investment Company registered under Section 8
                              of the Investment Company Act:

                                    Not applicable

           (e)       [ ]   Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940:

                                    Not applicable


           (f)       [ ]   Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund (see 13d-1(b)(1)(ii)(F)):

                                    Not applicable

           (g)       [ ]   Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G):

                                    Not applicable

           (h)       [ ]   Group, in accordance with Rule
                              13d-1(b)(1)(ii)(H):

                                    Not applicable.



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Item 4.              Ownership<3>

           A. Jerrold Perenchio

                     (a) Amount beneficially owned: 21,921,837 shares Class A Common Stock.<4>

                     (b)   Percent of class:  65.1% of Class A Common
                           Stock.

                     (c)   Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:
                           21,921,837 shares of Class A Common Stock.

                           (ii)  Shared power to vote or to direct the
                              vote: none.

                           (iii) Sole power to dispose or direct the disposition of: 21,480,402 shares of Class A Common Stock.

                           (iv) Shared power to dispose or to direct the disposition of: none.


           Margaret Perenchio

                     (a) Amount beneficially owned: 21,921,837 shares Class A Common Stock.<4>

                     (b)   Percent of class:  65.1% of Class A Common
                           Stock.

                     (c)   Number of shares as to which such person has:

_________________________
[FN]
<3>    The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule
13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

<4>  Of the 21,921,837 shares covered by this report, 441,435 shares are beneficially owned by Margaret Perenchio, A. Jerrold
Perenchio's spouse, as her separate property. Mr. Perenchio has sole power to vote these shares pursuant to a proxy, but Mrs. Perenchio has sole power to dispose of or direct the disposition of these shares. Of the remaining 21,480,402 shares, 19,466,694 are owned by Mr. Perenchio in his individual capacity, 6,017 are owned indirectly through a limited partnership and 2,007,691 are owned by Mr. Perenchio in his capacity as sole trustee of the Jerry Perenchio Living Trust, a revocable grantor trust.
[FN]


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                     (i)   Sole power to vote or to direct the vote:
                     441,435 shares of Class A Common Stock.

                     (ii)  Shared power to vote or to direct the vote:
                     none.

                     (iii) Sole power to dispose or direct the disposition of: 441,435 shares of Class A Common Stock.

                     (iv) Shared power to dispose or to direct the disposition of: none.




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Item 5.              Ownership of Five Percent or Less of a Class.

                              Not applicable.

Item 6.              Ownership of More than Five Percent on Behalf of
                     Another Person.

                              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                              Not applicable.

Item 8.              Identification and Classification of Members of the
                     Group.

                              Not applicable. (See Exhibit A)


Item 9.              Notice of Dissolution of Group.

                              Not applicable.


Item 10.             Certification.

                              Not applicable.


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                                SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 10th day of February, 1997.




                                    /s/__A. Jerrold Perenchio__
                                       A. Jerrold Perenchio


                                    /s/__Margaret Perenchio__
                                       Margaret Perenchio




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